SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.
Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Pursuant to the terms and for the purposes of subparagraph b) of no.1 of article 9 of the Portuguese Securities Market Commission Regulation no. 11/2000, Portugal Telecom, SGPS, S.A. (“PT”) announces that, according with the program of own shares acquisition approved at the AGM held on April 4, 2003, acquired today on the Euronext Stock Exchange 640,000 PT shares, equivalent to 0.05% of its share capital, as follows:

  8,250 PT shares at Euro 9.03 per share;
  26,470 PT shares at Euro 9.04 per share.
  76,500 PT shares at Euro 9.05 per share;
  20,500 PT shares at Euro 9.06 per share;
  47,000 PT shares at Euro 9.07 per share;
  71,000 PT shares at Euro 9.08 per share;
  1,000 PT shares at Euro 9.09 per share;
  75,000 PT shares at Euro 9.10 per share;
  15,000 PT shares at Euro 9.12 per share;
  13,419 PT shares at Euro 9.13 per share;
  11,280 PT shares at Euro 9.14 per share;
  33,604 PT shares at Euro 9.15 per share;
  9,000 PT shares at Euro 9.16 per share;
  5,000 PT shares at Euro 9.17 per share;
  44,000 PT shares at Euro 9.20 per share;
  895 PT shares at Euro 9.21 per share;
  5,000 PT shares at Euro 9.22 per share;
  22,732 PT shares at Euro 9.23 per share;
  51,736 PT shares at Euro 9.24 per share;
  64,613 PT shares at Euro 9.25 per share;
  38,001 PT shares at Euro 9.26 per share;

Additionally, we inform that after this acquisition PT holds 41,560,108 of its own shares, equivalent to 3.31% of its share capital.

Lisbon, March 16, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.